December 2015 Pricing Sheet dated December 30, 2015 relating to Preliminary Terms No. 734 dated December 28, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433

Structured Investments

Opportunities in International Equities

Contingent Income Auto-Callable Securities due December 28, 2018

All Payments on the Securities Based on the Worst Performing of the MSCI EAFE® Index and the EURO STOXX 50® Index

Principal at Risk Securities

PRICING TERMS – DECEMBER 30, 2015
Issuer:	Morgan Stanley
Underlying indices:	MSCI EAFE® Index (the “MXEA Index”) and EURO STOXX 50® Index (the “SX5E Index”)
Aggregate principal amount:	$2,225,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	December 30, 2015
Original issue date:	January 5, 2016 (3 business days after the pricing date)
Maturity date:	December 28, 2018
Early redemption:

If, on any redemption determination date, beginning on March 30, 2016, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the index closing value of either underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.
Contingent quarterly coupon:

A contingent coupon at an annual rate of 9.30% (corresponding to approximately $0.2325 per quarter per security) will be paid on the securities on each coupon payment date but only if the closing value of each underlying index is at or above its respective coupon barrier level on the related observation date.

If, on any observation date, the closing value of either underlying index is less than the respective coupon barrier level for such underlying index, we will pay no coupon for the applicable quarterly period. It is possible that one or both underlying indices will remain below their respective coupon barrier levels for extended periods of time or even throughout the entire 3-year term of the securities so that you will receive few or no contingent quarterly coupons.

Payment at maturity:

If the final index value of each underlying index is greater than or equal to its respective downside threshold level: the stated principal amount and the contingent quarterly coupon with respect to the final observation date

If the final index value of either underlying index is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 80% of the stated principal amount of the securities and could be zero.

Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.663 per security. See “Investment Summary” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10	$0.20 (1)
		$0.05 (2)	$9.75
Total	$2,225,000	$55,625	$2,169,375
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.
(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The “MSCI EAFE® Index” is a trademark of MSCI and has been licensed for use by Morgan Stanley. The securities are not sponsored, endorsed, sold or promoted by MSCI, and MSCI makes no representation regarding the advisability of investing in the securities.

“EURO STOXX®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley. The securities are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 734 dated December 28, 2015

Product Supplement for Auto-Callable Securities dated November 19, 2014

Index Supplement dated November 19, 2014

Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Terms continued from previous page:
Redemption determination dates:	Quarterly, on each observation date, beginning on March 30, 2016, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	Starting on April 4, 2016, quarterly, on each coupon payment date; provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day
Coupon barrier level:	With respect to the MXEA Index: 1,381.976, which is 80% of its initial index value With respect to the SX5E Index: 2,630.384, which is 80% of its initial index value
Downside threshold level:	With respect to the MXEA Index: 1,381.976, which is 80% of its initial index value With respect to the SX5E Index: 2,630.384, which is 80% of its initial index value
Initial index value:	With respect to the MXEA Index: 1,727.47, which is its index closing value on the pricing date With respect to the SX5E Index: 3,287.98, which is its index closing value on the pricing date
Final index value:	With respect to each index, the respective index closing value on the final observation date
Worst performing underlying:	The underlying index with the larger percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Coupon payment dates:	Quarterly, on April 4, 2016, July 6, 2016, October 5, 2016, January 5, 2017, April 4, 2017, July 6, 2017, October 5, 2017, January 5, 2018, April 6, 2018, July 6, 2018, October 4, 2018 and the maturity date; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day.
Observation dates:	March 30, 2016, June 30, 2016, September 30, 2016, December 30, 2016, March 30, 2017, June 30, 2017, October 2, 2017, January 2, 2018, April 3, 2018, July 2, 2018, October 1, 2018 and December 21, 2018, subject to postponement for non-index business days and certain market disruption events. We also refer to December 21, 2018 as the final observation date.
CUSIP / ISIN:	61765U548 / US61765U5487
Listing:	The securities will not be listed on any securities exchange.